PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PRIMO CONNECT, INC.
1550 Scenic Ave., Suite 100
Costa Mesa, CA 92626
www.primo.me

THE COMPANY AND ITS BUSINESS

Overview

Primo Connect, Inc. (the "Company") was formed in February 2015 as a wholly-owned subsidiary of UVNV, Inc., a U.S wireless operator doing business as "Ultra Mobile"("Ultra Mobile"). In 2016, Primo Connect became a wholly owned subsidiary of Ka'ena Corporation, the same parent company of Ultra Mobile. The Company, using "Primo" as its trade name, has developed an Android and iOS app that provides free and cost-effective international communication services including, voice, message, sms, file share and video chat. With the Primo app, customers with access to WiFi or cellular data can use an Android or iOS device to call over 4 billion people (via landline and/or mobile connections) in over 33 select countries using Primo's monthly free minutes. Most of the biggest international communications companies provide data-centric products designed for primarily peer-to-peer communications. With Primo, users can reach anyone around the world, whether it be another Primo user, a mobile phone user or a landline. Through the Company's voice network, customers can also access the Primo app services with or without an internet connection in over 65 countries.

The Primo app was launched into a public beta test and has been made available for free download via GooglePlay and iTunes stores since January 2016. The Company plans to complete its development of a web and SMS application interfaces to complement its mobile applications by the end of 2016. The Company currently offers its users 25 free minutes each month to call over 33 select countries, including the U.S., Mexico, China and India. Users can earn additional free minutes by completing their profiles on the Company's website or referring new users to Primo. Primo plans to offer pay-as-you-go calling and

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premium calling plans allowing users to purchase additional minutes and to call countries other than the free-minute-eligible countries. While the Company anticipates that 95% of its customers will make only free peer-to-peer calls, and use the allocated free minutes, it currently forecasts that 5% will be paid users, purchasing the Company's premium paid calling plan or pay-as-you-go minutes, resulting in an average of $5 revenue per paying customer per month. Assuming the Company's forecast is correct, it anticipates that revenues will support its operations when it has 463,300 paying customers spending at least $5 a month for its services.

Primo and Ultra Mobile share the same senior management team. David Glickman and Chris Furlong are the respective Chief Executive Officer and Chief Product Officer of both companies. Currently, Primo's wholesale telecommunications services, including minutes and text messages, are being provided by Ultra Mobile. Primo is able to leverage Ultra Mobile's vendor and carrier relationships in order to drive economic efficiencies. Primo can also tap into Ultra Mobile's existing customer base and doing so is expected to help facilitate early adoption of Primo services at its initial commercial launch.

A team of 15 professionals who are either employees or independent contractors of Ultra Mobile are currently working full time for Primo in areas including, but not limited to, application development, platform development, product management and general management. An additional 20 Ultra Mobile employees are currently working for both Primo and Ultra Mobile in a shared services capacity in information technology, hardware and software architecture, network operations, program management, human resources, finance and customer care. The Company believes that it has the platform and infrastructure that would allow it to scale up its operations to handle the next 12 months of growth, and the architectural planning to evolve the network and platform optimization to meet its revenue projections over the next five years.

The Company also has plans to introduce a data SIM card in 2017, giving customers access to cellular data, to complement the Primo app, thereby providing an incremental revenue stream. The main difference between Primo's SIM card and Ultra Mobile's is that the former provides data-centric services targeted at the international market, whereas the latter provides voice, text and data services and serves the U.S. domestic market only. Assuming that by December 2020, Primo will have over 600 million customers, of which 30 million customers (approximately 5% of those customers) will pay $5 a month for Primo services, and 1.5 million will purchase Primo data SIM cards at $20 per month, the Company currently forecasts that its revenue can reach as high as $1.2 billion by 2020. See Risk Factors. If additional funding is available, the Company has plans to further develop its software so that it can eventually offer its services through a customer's local phone plan. Assuming that this can be achieved, Primo's addressable market will expand to include the 7 billion phone numbers (landline and/or mobile connections) worldwide.

Principal Product and Service

Primo only has one service offering at this time. Its Primo app was launched into public beta testing and has been made available for free download via Google Play and iTunes stores since January 2016.

Market

Primo's immediate target market encompasses the 59 million foreign born individuals who reside in the U.S. and make frequent international calls, and the 232 million immigrants worldwide who can use communication services like Primo's to stay in touch with their friends and families around the world. Through its strategic partnership with Ultra Mobile, Primo's service offerings will be made available to Ultra Mobile's current customer base. Initially, the Company will provide customers 25 free minutes per month to call 33 select countries. Depending on their activities, such as completing user profiles on Primo's website and inviting others to use the Primo services, customers can be rewarded with additional free minutes. The Company does not know of any competitor currently offering free minutes of this nature for non-app-to-app calls. The Company expects that its offering of a combination of free minutes with reward minutes will continue to differentiate Primo from its competitors in the market and drive user adoption and engagement.

App-to-App calls are always free which the Company expects will encourage virality. To fuel this viral growth, the Company plans to invest heavily in online marketing tools including Search Engine Optimization (SEO), Search Engine Marketing (SEM) and app store optimization (ASO). This effort will be supported by internal marketing professionals who will also manage ongoing public relations and social media communities to further build and maintain brand awareness. Customers will also have the option to purchase additional minutes and pay for a premium calling plan.

The Company also plans to develop strategic partnerships with telecommunications as well as non-telecommunications companies that have large user bases and would find Primo's services complementary to their own service offerings.

The Company anticipates that if it can successfully introduce a data SIM card, giving customers access to cellular data, average revenue per user will increase. If the Company can successfully further develop its software so that its services can be offered through a customer's local phone plan, its addressable market will be the 7 billion landline and/or mobile connections globally, as well as anyone connected to a fixed phone line.

Another source of potential customers is the people who have expressed interest in the Company's offering of shares through its "testing the waters" campaign.

Competition

The Company's competitors include WhatsApp, Facebook Messenger, Skype, Viber, Line, Snapchat, Kakao Talk, WeChat, Tango and Kik Messenger. Unlike these peer-to-peer communications platforms, Primo allows its customers to talk to anyone regardless of which app the recipient uses or to which service the recipient subscribes. Primo also competes with virtual calling card solutions that also have an app, such as Rebtel and IDT/Boss Revolution.

Research and Development

The Company's primary activity to date has been to develop an Android and iOS app to provide communications services. As of December 31, 2015, Primo has expended over $691,000 on software development, all of which has been funded by its affiliated company, Ultra Mobile.

Employees

The Company has 15 full-time and part-time employees at present. All employees also work part-time with UVNV, Inc. with their time and salary allocated to the Company. The Company's management is provided by an affiliated company, Ultra Mobile, as described in the "Related Party Transactions." Although there is currently no written agreement for this arrangement, Primo anticipates that it will hire a number of these personnel as full-time employees in the near future.

Management Team

The Company's officers and directors are shown below. All employees also work part-time with UVNV, Inc. with their time and salary allocated to the Company. Although there is currently no written agreement for this arrangement, Primo anticipates that it will hire all of them as full-time employees in the near future.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full- time
Executive Officers:				
David Glickman	Founder, President, Chief Executive Officer & Treasurer	50	Appointed to indefinite term of office. February 5, 2015	23 hours
Chris Furlong	Founder and Chief Product Officer	40	Appointed to indefinite term of office. February 5, 2015	30 hours
Tyler Leshney	Secretary	43	Appointed to indefinite term of office. June 1, 2015	1 hour
Directors:				
David Glickman	Director	50	Appointed to indefinite term of office. February 5, 2015	

Chris Furlong	Director	40	Appointed to indefinite term of office. February 5, 2015	

David Glickman, Founder, President, CEO and Treasurer

David Glickman is the co-founder, President and CEO of the Company since its inception in February 2015. In 2011, he co-founded Ultra Mobile, a nationwide wireless carrier which in 2015, was named the fastest-growing private company, ranked no. 1 on the Inc. 5000, with a 3-year growth of 100,000% and annual revenues of $118 million. He has remained in the role of the CEO of Ultra Mobile since 2011. Previously, Mr. Glickman also founded Telepacific which grew to a $500 million valuation in two years, and Justice Technology, also ranked number one on the Inc. 500 in 1998.

Chris Furlong, Founder and Chief Product Officer

Chris Furlong was the co-founder and has been the Chief Product Officer of the Company since its inception in February 2015. He was also one of the founding members of Ultra Mobile and has been the Chief Product Officer of Ultra Mobile since 2011. Prior to this, he co-founded Hometown Telecom, where he launched transformative communication services including United Conferencing and IndiaLD, the leading international long distance provider to the nonresident Indian community. After earning his degree from Boston University, Mr. Furlong worked in the banking industry, became an executive at WeddingChannel.com, and is a U.S. patent holder.

Tyler Leshney, Secretary

Tyler Leshney is President of Ultra Mobile and Secretary of Primo; joining the team in 2015. He brought with him a wealth of global management and business development experience from his previous role as executive vice president from June 2013 to June 2015 at LAC Group, where he was responsible for corporate strategy. This followed a career start in investment banking and private equity, and over a decade in the media services industry including time at both Deluxe Entertainment Services, and Ascent Media where he ran corporate development and media operations.

Related Party Transactions

Pursuant to a License Agreement between Primo and its sister company, Ultra Mobile, Primo has agreed to provide its services to Ultra Mobile's customers at a discounted rate until December 31, 2016 and during that time, Ultra Mobile will pay Primo a research and development fee of $108,000 during the fiscal year ended December 31, 2015 and an annual license fee $108,000 for the fiscal year 2016.

In March 2016, Primo issued to Ultra Mobile a 10-year Warrant to purchase up to 12,000,000 shares of Non-Voting Common Stock at an exercise price of $0.25 per share.

David Glickman (through the David and Paige Glickman Family Trust) owns or controls 57.31% and Chris Furlong owns 14.24% of the issued and outstanding stock of Ka'ena Corporation, Primo's parent company. Glickman and Furlong are compensated by Ultra Mobile, with their time and salaries allocated to the Company. For the year ended December 31, 2015, an aggregate of approximately $229,000 of salaries have been allocated to the Company.

A portion of rent expense for UVNV's leased offices is allocated to Primo. Currently, there is no lease agreement between the parties.

Due diligence

Due diligence by CrowdCheck, Inc.



Primo Connect, Inc.
Expires November 5, 2016

USE OF PROCEEDS

If we raise the target amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to StartEngine and legal, accounting and related expenses) will be approximately $267,208.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole discretion of the executive officers based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

(55%) Additional marketing

- Collateral/ Online Campaigns/ Website Design/ Paid acquisition
- Retail marketing (Collateral/ Posters/ Tear sheets/ Window Clings)
- Online Campaigns (Social/ SEO/ App Store Optimization/ Paid acquisition)
- Facebook/ Google/Firebase/ Digital campaigns

(45%) Hiring of additional resources (expand the team)

- 1 Network Voice Architect
- 1 Engineer for API/ PHP Development
- Additional development on the platform including hardware and software

Daily operations of Primo will continue to be funded by sister company Ultra Mobile, and as such, net proceeds of this capital raise will be used for marketing activities following the public launch of the Primo app in September to accelerate growth.

Our expenses related to the offering will approximately be:

- Legal and Accounting: $5,000
- Marketing production and Media: $10,000
- StartEngine Platform: $17,793

If we raise the maximum offering amount (oversubscription), the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the Startengine and legal, accounting and related expenses) will be approximately $927, 010.

We plan to use the proceeds as identified below. The identified uses of proceeds are subject to change at the sole discretion of the executive officers based on the business needs of the company.

The following uses of proceeds are based on the company's current spending forecast and include:

(35%) Additional marketing

- Collateral/ Online Campaigns/ Website Design/ Paid acquisition
- Retail marketing (Collateral/ Posters/ Tear sheets/ Window Clings)
- Online Campaigns (Social/ SEO/ App Store Optimization/ Paid acquisition)
- Facebook/ Google/ Firebase/ App Store Optimization/ Paid acquisition)

(60%) Hiring of additional resources (expand the team)

- Will allow us to expedite the development of our Roadmap items
- 2 Additional Engineers for API/ PHP development
- 2 QA Engineers
- 1 Program Manager
- 1 Network Voice Architect
- 1 Creative Designer

(5%) Updated software for reporting/ BI and billing platform

Our expenses related to the offering will approximately be:

- Legal and Accounting: $5,000
- Marketing production and Media: $10,000
- StartEngine Platform: $57,990

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.primo.me.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

The Company has not yet begun its commercial operations.

The Company was formed in February 2015. Although the Primo app was launched into a public beta test in January 2016, it has not yet begun any commercial operations. Accordingly, there is no history upon which an evaluation of its performance and future prospects can be made. Primo's current and proposed operations are subject to all the business risks associated with new companies. The Company will only be able to pay dividends on its shares once its directors determine that it is financially able to do so, which may not be for many years.

Projected financial data is included in this Offering Circular; projections are frequently inaccurate.

The Company has included projected financial data in "Management's Discussion and Analysis." Those projected results will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including size of the market, customer acceptance of our service, competition, general economic conditions and Primo's own inability to execute its plans. Potential investors should take the assumptions into consideration when reading those projections, and consider whether they think such assumptions are reasonable.

The Company is an early stage company with only one product offering and the Company's only source of revenue so far is from an affiliated company.

As discussed in "Interest of Management and Others in Certain Transactions," Primo relies on the licensing fee from an affiliated company, UVNV, Inc., a Delaware corporation doing business as Ultra Mobile ("Ultra Mobile"), a U.S. wireless operator. Its current Licensing Agreement with Ultra Mobile is scheduled to expire on December 31, 2016. If the Company fails to raise any revenue from the sale of its minutes after a commercial launch of its sole product offering, the Primo app, or if additional capital is not available when required, if at all, or is not available on acceptable terms, it may be forced to modify its business plan, delay or abandon future product launch.

The Company's plan of operation is economically dependent on its sister company which may sell competing services to the same customer base at any time.

Primo and its sister company, Ultra Mobile, share the same senior management team. David Glickman and Chris Furlong are the respective Chief Executive Officer and Chief Product Officer of both companies. Currently, Primo's wholesale telecommunications services, including minutes and text messages, are being provided by Ultra Mobile. Primo is able to leverage Ultra Mobile's vendor and carrier relationships in order to drive economic efficiencies. Primo can also tap into Ultra Mobile's existing customer base and doing so is expected to help facilitate early adoption of Primo services at its initial commercial launch. The main difference between Ultra Mobile and Primo's business models is that the former provides cellular voice, text and data services via a SIM card and serves the U.S. domestic market only; whereas Primo is an over-the-top (OTT) application-based service targeted at the international market offering customers additional functionality such as video which is only possible via an application, users are required to have their own data connection whether that be cellular data provided by a mobile network like Ultra Mobile, or Wi-Fi. As such, Ultra Mobile and Primo are currently complimentary services for customer in the US. While international customers can only access Primo. Should Ultra Mobile decide to move into the international market, it would need to acquire or license Primo or a service similar to Primo to offer customers the same service. It would also need to form contracts with international Mobile Network Operators in order to operate in each country. If Ultra Mobile successfully achieved both those things with a business model similar to Primo, Primo's business will be greatly harmed.

The Company's sister company's track record is no guarantee of Primo's own future performance.

Primo is what is called a "development stage" company, meaning the Company does not have much of a financial track record. The success of Primo's sister company, Ultra Mobile, doesn't provide a reliable prediction of how Primo will perform financially in the future, and Primo's future financial results will vary a lot as it further develops its software, build out its core team and react to changes in the market.

The Company's auditor has issued a "going concern" opinion.

The Company's auditor has issued a "going concern" opinion on its financial statements, which means they are not sure the Company will be able to succeed as a business without additional financing. The Company has not realized any revenue from non-related parties, and has sustained a loss of $1.9 million during the first eleven months of its operation. As of December 31, 2015, the Company owed an affiliated company $2.7 million in the form of advances which are non-interest bearing and payable upon demand at any time. The audit report states that the Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities or to raise additional capital to finance its operations. The Company's failure to raise capital could have a negative impact on not only its financial condition but also its ability to execute its business plan.

The Company is controlled by David Glickman, whose interests may differ from those of the Company's other shareholders.

The Company is currently 100% owned by its parent company, Ka'ena Corporation which also has Ultra Mobile as a wholly-owned subsidiary. As of today, Mr. Glickman controls the majority of shares of Ka'ena Corporation. Through Ka'ena Corporation, Mr. Glickman's control over the Company will continue even after the issuance of shares under the Maximum Offering. Therefore, Mr. Glickman is now and could in the future be in a position to elect or change the members of the board of directors and to control Primo's business and affairs including, certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of Primo's shares. Primo also may be prevented from entering into transactions that could be beneficial to the other shareholders without Mr. Glickman's consent. Mr. Glickman's interests may differ from the interests of Primo's other shareholders.

The Company has no independent directors.

Primo's directors are currently all insiders who are also controlling shareholders of its sister company, Ultra Mobile. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. Primo also does not benefit from the advantages of having an independent director, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within the Company, having extra checks and balances to prevent fraud and produce reliable financial reports.

The Company will face significant market competition.

While the Company believes that its voice network approach to international calling is unique in the marketplace, there are a number of existing apps, tools, websites and other products that could compete with Primo for market share. These competitors include WhatsApp, Facebook Messenger, Skype, Viber, Line, Snapchat, Kakao Talk, WeChat, Tango and Kik Messenger, among others, including some that may not even exist or be known to the Company today. Existing and new competitors may replicate Primo's business idea and introduce directly competing offerings, especially if the Company is successful. These competitors may be better capitalized than Primo, which may give them a significant advantage, for example, in surviving an economic downturn during which international calling curtails. Competitors may be able to use their greater resources to provide more free calling minutes than the Company can to attract customers.

The Company depends on a small management team.

Primo depends on the skill and experience of two individuals, David Glickman and Chris Furlong, who currently also work part-time at Primo's sister company, Ultra Mobile. If Primo cannot call upon either of these people for any reason, the Company's operations and development could be harmed.

The Company's estimates of market demand may be inaccurate.

Success of Primo's business model largely depends on "virality" generated by its offering of free minutes to new customers and the rewarding of additional free minutes for referring others to use the Primo services. The Company does not really know how viral its service offerings will turn out to be. The Company also does not know if people will want to buy from Primo what it initially offers for free.

The Company has no intellectual property protection.

Primo has no patents, nor any patents pending. This opens up the risk that it will have copycat competitors. Since Primo has utilized third-party contractors in foreign countries in software development, this outsourcing may result in the unauthorized exposure of the Company's intellectual property.

Future fundraising rounds could "cram you down."

If Primo manages to raise subsequent financing rounds, the terms of those rounds might be more favorable to new investors than to existing investors such as you. New equity investors or lenders could have greater rights to Primo's financial resources over its shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

The offering price has been arbitrarily set by the Company.

The Company has not generated any revenue from the sale of its product and services to non-related parties. It has not obtained a third-party valuation of the Company prior to this offering. The Company has arbitrarily set the price of its Non-Voting Common Stock at $2 per share which implies a pre-money valuation of the Company of over $200 million. This valuation has not been validated by the market or any third party and may go down precipitously if the Company fails to execute its business plan.

There is no current market for the Company's shares.

There are restrictions on how you can resell your securities for the next year. More importantly, there is no formal marketplace for the resale of Primo's securities, and there might never be one. The Company does not have plans to apply for or otherwise seek trading or quotation of the Company's Non-Voting Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

INVESTING PROCESS

See Exhibit C to this Offering Statement.

Updates

See the "progress" monitor on our campaign page.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

The Company's authorized capital stock consists of 500,000,000 shares of Common Stock, at $0.01 par value, of which 450,000,000 shares are Voting Common Stock and the remaining 50,000,000 shares are Non-Voting Common Stock. In March 2016, the Company issued a 10-year Warrant to Ultra Mobile to purchase up to 12,000,000 shares of its Non-Voting Common Stock at an exercise price of $0.25 per share. As of July 1, 2016, the Company had none of its Non-Voting Common Stock issued and 100,000,000 shares of Voting Common Stock issued and outstanding. All of the Company's Voting Common Stock are held by its parent corporation, Ka'ena Corporation.

Ownership

This table shows who owns the company's equity as of July 1, 2016:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Ka'ena Corporation	Direct ownership	N/A	100%

Non-Voting Common Stock

We are offering Non-Voting Common Stock in this offering. The Non-Voting Common Stock has the following rights:

Voting Rights

Shares of the Company's Non-Voting Common Stock have no voting rights except as required under the laws.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Primo's Non-Voting Common Stock are entitled to receive dividends, if any, pari passu with other classes of Common Stock as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution or winding up, holders of the Company's Non-Voting Common Stock will be entitled to share ratably with other classes of Common Stock in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Other Rights

Holders of the Company's Non-Voting Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Non-Voting Common Stock or other classes of Common Stock. The rights, preferences and privileges of the holders of the Company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of the Company's Preferred Stock that the Company may designate in the future.

Common Stock

Voting Rights

Each holder of the Company's Common Stock, except for its Non-Voting Common Stock, is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. The Company's stockholders do not have cumulative voting rights in the election of directors.

Dividends

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of the Company's Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. The Company has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution or winding up, holders of the Company's Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Other Rights

Holders of the Company's Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's Common Stock. The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of the Company's Preferred Stock that the Company may designate in the future.

What it means to be a minority holder

In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. The company does not have any convertible notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial statements

Our financial statements can be found at Exhibit B to Form C.

Financial condition

The Company is in the early stages of development. It has not commenced principal operations prior to December 31, 2015. Since its inception in February 2015, it has devoted substantially all of its efforts to developing its current product, the Primo app.

Liquidity and Capital Resources

The Company has not generated any revenue from the sale of its product and services to any non-related parties since inception. It sustained a net loss of $1.9 million during its first eleven months of operation in 2015. The Company's expenses and cash flow needs have been funded in large part by an affiliated company in the form of advances, and to a lesser extent, by this affiliated company in the form of a licensing fee for use of its technology. As of December 31, 2015, after netting the $108,000 licensing fee, the Company owed this affiliated company $2.7 million in the form of advances which are non-interest bearing and payable upon demand at any time. The net loss for 2016 through to June 30, 2016 was approximately $2,46 million, bringing the accumulative debt owed to UVNV to $5.2 million.

The Company has not committed to make any capital expenditures. It has no bank lines or other financings arranged.

Plan of Operations

Upon completion of this offering, the Company plans to invest heavily in online marketing tools including Search Engine Optimization (SEO), Search Engine Marketing (SEM) and App store optimization (ASO). This effort will be supported by internal marketing professionals who will manage ongoing public relations and social media communities to continually increase brand recognition and awareness of the Company's products and services. Additional management, finance and administrative staff will be required to execute the Company's business plan. Legal, insurance and other administrative expenses will be incurred in the normal course of start-up and operation.

Initially, the Company will offer customers 25 free minutes each month, plus additional free minutes for completing user profile online and as a reward for referring new customers to Primo. The Company plans to generate revenues by offering pay-as-you-go calling, as well as premium paid calling plans. While the Company anticipates that 95% of its customers will make only free peer-to-peer calls, and use the allocated free minutes, it currently forecasts that 5% will be paid users, purchasing the Company's premium paid calling plan or pay-as-you-go minutes. Assuming the Company's forecast is correct, it anticipates that revenues will support its operations when it has 463,300 paying customers spending at least $5 a month for its services.

App-to-App calls are always free which the Company expects will encourage virality. The Company anticipates that once a user downloads its Primo app, the user will encourage his/her friends and family to do the same, taking advantage of the "network effect," and that for every person who downloads the app, 1.05 more individuals will download the app at a viral coefficient of 1.05. We anticipate that this will be augmented by the nearly $30 million planned investment in marketing efforts aimed at acquiring customers at an acquisition cost starting at $50 and gradually dropping to $0.10 over the next five years as brand awareness and marketing efficiency continues to improve.

Primo and Ultra Mobile share the same senior management team. David Glickman and Chris Furlong are the respective Chief Executive Officer and Chief Product Officer of both companies. Currently, Primo's wholesale telecommunications services, including minutes and text messages, are being provided by Ultra Mobile. Primo is able to leverage Ultra Mobile's vendor and carrier relationships in order to drive economic efficiencies. Primo can also tap into Ultra Mobile's existing customer base and doing so is expected to help facilitate early adoption of Primo services at its initial commercial launch.

The Company also has plans to introduce a data SIM card in 2017, giving customers access to cellular data, to complement the Primo app, thereby providing an incremental revenue stream. The main difference between Primo's SIM card and Ultra Mobile's is that the former provides data-centric services targeted at the international market, whereas the latter provides voice, text and data services and serves the U.S. domestic market only. Assuming that by December 2020, Primo will have over 600 million customers, of which 30 million customers (approximately 5% of those customers) will pay $5 a month for Primo services, and 1.5 million will purchase Primo data SIM cards at $20 per month, the Company currently forecasts that its revenue can reach as high as $1.2 billion by 2020. See Risk Factors. If additional funding is available, the Company has plans to further develop its software so that it can eventually offer its services through a customer's local phone plan. Assuming that this can be achieved, Primo's addressable market will expand to include the 7 billion phone numbers (landline and/or mobile connections) worldwide.

Recent offerings of securities

We have not made any issuances of securities since the Company's inception in February 2015 other than an issuance made in reliance on Section 4(a)(2) of the Securities Act in March 2016 to Ultra Mobile of a ten-year Warrant to purchase up to 12,000,000 shares of the Company's Non-Voting Common Stock at an exercise price of $0.25 per share.

We "tested the waters" under Regulation A on StartEngine, which resulted in indications of interest for over $6,000,000. At this time, the Company has decided to raise capital under Title III instead.

Valuation

We have not undertaken any efforts to produce a valuation of the company. The price of the Non-voting Common Stock merely reflects the opinion of the CEO and management of Primo as to what a fair value would be.